Filed by Pampa Energía S.A. (Pampa Energy Inc.) pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Petrobras Argentina S.A.
Filer’s Commission File Number:  001‑34429
Subject Company’s Commission File Number:  333‑155319
Date: December 7, 2016

Announcement Regarding the Merger

On December 7, 2016, Pampa Energía S.A., an Argentine corporation (“Pampa Energía”), made a filing (the “Filing”) with the Argentine Securities Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) regarding the merger of Pampa Energía with Petrobras Argentina S.A. (“Petrobras Argentina”), Petrobras Energia International S.A. (“PEISA”) and Albares Renovables Argentina S.A. (“Albares”), with Pampa Energía as the surviving company. An English-translation of the Filing is attached as Exhibit 1.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any merger materials that Pampa Energía will file with the U.S. Securities and Exchange Commission (“SEC”). Pampa Energía has filed a registration statement on Form F‑4 (and may later file amendments thereto) with the SEC with respect to the merger of Petrobras Argentina, PEISA and Albares into Pampa Energía. Pampa Energía may also file other documents with the SEC regarding the transaction. THE PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION. PAMPA AND PETROBRAS ARGENTINA SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PAMPA AND PETROBRAS ARGENTINA SECURITIES SHOULD CONSIDER. The prospectus and certain other merger documents will be made available to all holders of Pampa and Petrobras Argentina shares at no expense to them. The merger materials will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Pampa Energía’s Investor Relations department at +54-11-4344-6000 or at investor@pampaenergia.com.

In addition to the prospectus, Pampa Energía and Petrobras Argentina file annual and current reports and other information with the SEC. You may read and copy any reports or other information filed by Pampa Energía and Petrobras Argentina at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the public reference room. Pampa Energía’s and Petrobras Argentina’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit 1

Buenos Aires, December 7, 2016

Messrs.

COMISIÓN NACIONAL DE VALORES

Messrs.

BOLSA DE COMERCIO DE BUENOS AIRES

NOTA PESA – LEGC 149/16

Ref.: Relevant Fact. Corporate Intragroup Reorganization.

Dear Sirs:

I am writing to the National Securities Commission (the “NSC”) and the Stock Exchange of Buenos Aires in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”), pursuant to the terms of Article 2, Section II, Chapter I, Title XII of the Rules of the NSC (the “NSC Rules”) and Article 23 et seq. of the Trading Rules of the Stock Exchange of Buenos Aires, as amended (the “Trading Rules”).

To that end, we would like to inform you that on this date, the Board of Directors of the Company (the “Board of Directors”) has approved, ad-referendum to future resolutions taken at the shareholders’ meetings of the Company (the “Shareholders’ Meetings”) and the corresponding approvals of the relevant regulatory entities, a corporate reorganization that consists of the merger by absorption between the Company, as the surviving party, and Petrobras Argentina S.A. (“Petrobras Argentina”), Petrobras Energía Internacional S.A. and Albares Renovables Argentina S.A., as the absorbed parties, pursuant to the terms and conditions of Article 82 et seq. of the General Corporate Law, as amended, Article 77 et seq. of the Income Tax Law No. 20.628, as amended, the NCS Rules and the Trading Rules.

Likewise, the Board of Directors has also approved the terms and conditions of the preliminary merger agreement, the merger prospectus (subject to further approval by the NSC), the registration statement on Form F-4 related to the merger (filed with, and subject to declaration of effectiveness by, the U.S. Securities and Exchange Commission), the individual merger financial statements and the consolidated financial statements as of October 31, 2016.

In addition, the Board of Directors has approved, ad-referendum to future resolutions taken at the Shareholders’ Meetings and the corresponding approvals of the relevant regulatory entities, to set the exchange ratio of the merger at 0.3648 book-entry common shares of Pampa, with a nominal value of $ 1 per share and entitled to one vote per share, for each Class B ordinary share of Petrobras Argentina, with a nominal value of $ 1 per share and entitled to one vote per share. The exchange rate has been established using the average weighted price of the Class B ordinary shares and the American Depositary Shares (“ADSs”) of Petrobras Argentina and the average weighted price of the common shares and the ADSs of Pampa, for a period of 15 trading days immediately preceding the present date, in Argentina and the United States, as applicable.

Sincerely yours,

______________________

Victoria Hitce

Head of Market Relations